

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. C. ZIEGLER AND COMPANY 000061

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 E. Wisconsin Avenue, Suite 2000
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey C. Vredenbregt, Managing Director/CFO (414) 978-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

100 E. Wisconsin Avenue (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. C. Ziegler and Company, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director/CFO
Title

Notary Public N. D. Zuelsdorf
My commission expires September 16, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital. (Schedule I)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Schedule II)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. C. ZIEGLER AND COMPANY

Financial Statements

December 31, 2006

(with Independent Auditors' Report Thereon)

Grant Thornton

REPORT OF CERTIFIED INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
B.C. Ziegler and Company

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (the "Company", a Wisconsin corporation and a wholly-owned subsidiary of The Ziegler Companies, Inc.) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B.C. Ziegler and Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 23, 2007

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006
(in thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 27,849
Securities owned	62,182
Net receivable for unsettled trades	5,788
Receivables	4,982
Notes receivable, net of allowance of $189	619
Furniture, fixtures and equipment, net	3,112
Deferred income taxes	1,465
Other assets	1,917
Total assets	$107,914

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to broker-dealers	$ 41,477
Drafts and accounts payable	2,947
Accrued compensation	29,158
Income taxes payable	445
Accrued expenses and other liabilities	1,568
Total liabilities	$ 75,595
Commitments	
Stockholder's equity:	
Common stock-	
Class A--$1 par, 1,150,000 shares authorized and issued	$ 1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	16,054
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	32,319
Total liabilities and stockholder's equity	$107,914

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006
(in thousands)

REVENUES:	
Investment banking	$49,261
Commission income	20,692
Investment management and advisory fees	4,137
Net trading profits	3,993
Interest and dividends	2,443
Other income	6,723
Total revenues	87,249
EXPENSES:	
Employee compensation and benefits	60,077
Promotional	5,031
Communications and data processing	4,767
Occupancy	4,272
Brokerage commissions and clearing fees	2,471
Investment manager and related fees	1,754
Professional and regulatory	1,114
Interest	662
Goodwill impairment	546
Other expenses	1,177
Total expenses	81,871
INCOME BEFORE PROVISION FOR INCOME TAXES	5,378
PROVISION FOR INCOME TAXES	2,150
NET INCOME	$ 3,228

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006
(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BALANCE, December 31, 2005	$1,552	$14,908	$19,326	$(195)	$35,591
Net income	-	-	3,228	-	3,228
Dividends	-	-	(6,500)	-	(6,500)
BALANCE, December 31, 2006	$1,552	$14,908	$16,054	$(195)	$32,319

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,228
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,146
Deferred income taxes	(175)
Change in assets and liabilities:	
Decrease (increase) in -	
Securities owned	20,595
Net receivable for unsettled trades	61,840
Receivables	(445)
Other assets	913
Increase (decrease) in -	
Payable to broker-dealers	(77,789)
Drafts and accounts payable	689
Accrued compensation	8,573
Income taxes payable	265
Accrued expenses and other liabilities	(1,469)
Net cash provided by operating activities	17,371
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments received on notes receivable	12,351
Issuance of notes receivable	(12,332)
Payments for capital expenditures	(925)
Net cash used in investing activities	(906)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends	(6,500)
Net cash used in financing activities	(6,500)
INCREASE IN CASH AND CASH EQUIVALENTS	9,965
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	17,884
CASH AND CASH EQUIVALENTS AT END OF YEAR	$27,849
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid during the year	$ 674
Income taxes paid during the year	$ 2,060

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006
(Dollars in thousands)

(1) Organization and Nature of Business-

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a Wisconsin corporation and is a wholly owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company underwrites fixed income securities to finance senior living and healthcare providers, religious institutions and private schools as well as providing risk management and financial advisory services, merger and acquisition advisory services, sales and trading of fixed income securities and preferred stock, primarily to not-for-profit corporations, municipalities and business corporations. The Company also provides financial products, financial planning services, and investment advisory services to retail and institutional clients through its broker distribution network. These services are provided throughout the United States.

(2) Significant Accounting Policies-

Investment Banking-

Investment banking revenues include gains, losses, and fees, net of direct expenses, arising from fixed income securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing strategic consulting, merger and acquisition, and risk management and financial advisory services. Investment banking management fees and sales concessions are recorded on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Deferred expenses on investment banking transactions not yet completed were $344 at December 31, 2006 and are included in other assets.

Commission Income and Related Expenses-

Acting as an agent, the Company earns substantially all commission income by buying and selling securities and mutual funds on behalf of its customers and earning commissions on the related transactions. Substantially all commission income and related expenses are recorded on a trade date basis. Although commissions are generally associated with individual securities transactions and the dollar amount of the transactions, the Company also earns and records commission income based on the value of the assets in certain customer accounts.

Investment Management and Advisory Fees-

The Company earns investment management and advisory fees for investment advice and administrative services provided. The Company earns fees based on the net asset value of the individual and

institutional accounts. Revenues from investment management and advisory fees and related activities are recognized on a pro rata basis over the period in which services are performed.

Investment advisory and performance reporting services provided to independent financial advisors and institutions have specific expenses associated with those services. Those expenses include fees paid to the investment managers, outside independent financial advisors servicing the client, and custodians specifically related to the accounts. The expenses associated with those payments are included in investment manager and related fees.

Securities Transactions-

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned are valued at fair value based on market prices or, in the event there is no readily identifiable market, fair value as determined by management based upon market prices of similarly traded securities and other relevant factors. Unrealized gains or losses are reflected in income.

Receivables-

Receivables includes amounts due from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned and notes receivable, and amounts due for financial advisory and merger and acquisition transactions. Receivables also includes amounts due from affiliates and related parties. See Note 7.

Notes Receivable-

Notes receivable includes amounts due from notes to issuers, financial advisors employed by the Company, and the Parent. See Note 7.

Income Taxes-

The Company is included in a consolidated federal income tax return filed by the Parent. The consolidated tax provision is allocated among the Parent and its subsidiaries based on their respective contributions to consolidated taxable income.

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary

differences. A valuation allowance is established for deferred tax assets when, as determined by management, it is more likely than not that the tax benefit will not be realized.

Depreciation-

The Company provides for depreciation of assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Furniture, fixtures and equipment are depreciated over 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Advertising-

The Company expenses advertising costs as incurred. The advertising expense in 2006 was $1,683.

Drafts Payable-

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

Goodwill-

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, totaling $546 was evaluated and determined to be totally impaired during 2006. The impairment was caused by the loss of account relationships and related revenues in conjunction with the termination of certain financial advisors employed by the Company. The $546 impairment loss is included in goodwill impairment on the Statement of Income.

Derivative Financial Instruments-

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, derivatives are recognized at fair value in the Statement of Financial Condition. There are no significant derivatives at December 31, 2006.

Cash Equivalents-

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments.

Use of Estimates-

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements -

In July, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company will adopt FIN 48 on January 1, 2007. The cumulative effect, if any, of applying FIN 48 will be recorded as an adjustment to the beginning balance of Retained Earnings. Management is currently evaluating the effect of FIN 48 on the Company's financial condition and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for the Company's 2008 fiscal year, although early adoption is permitted. The Company is currently assessing the potential effect of SFAS 157 on its financial statements.

(3) Securities Owned-

Securities owned consists of trading securities at market value, as follows:

Municipal bonds	$50,739
Preferred stock	6,082
Corporate bonds	4,299
Other securities	1,062
	$62,182

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities. Included in municipal bonds at December 31, 2006 are $8,573 from one issuer in Florida; $13,225 from two issuers in Massachusetts; $5,784 from one issuer in Minnesota; $10,309 from one issuer in Nevada; and $5,300 from one issuer in Virginia. Municipal bonds, other than variable rate demand notes, are generally unrated and have no independent publicly quoted market. Of the total municipal bonds, $14,205 are variable rate demand notes and $36,534 are generally fixed rate securities which are valued at fair value as determined by management.

Corporate bonds consist primarily of taxable bonds issued by churches, schools and retirement facilities. Corporate bonds are unrated and have no independent publicly quoted market. Corporate bonds are valued at fair value as determined by management.

(4) Allowance for Receivables and Notes Receivable-

The following is the reconciliation of the allowance accounts for receivables and notes receivable:

	Receivables	Notes Receivable
Beginning balance	$ -	$189
Provision for losses	-	-
Write-offs	-	-
	$ -	$189

An allowance for losses is established on balances for which management has deemed collection is unlikely.

(5) Furniture, fixtures and equipment, net-

Furniture, fixtures and equipment consists of the following:

Furniture, fixtures and equipment:	
Computers and equipment	$ 7,692
Furniture and fixtures	4,213
Leasehold improvements	1,219
Furniture, fixtures and equipment, at cost	13,124
Less accumulated depreciation	(10,012)
Furniture, fixtures and equipment, net	$ 3,112

Total depreciation expense related to furniture, fixtures and equipment was $1,146 in 2006.

(6) Payable to Broker-Dealers-

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The relationship with the Company's primary clearing broker results in amounts payable for transaction processing, inventory purchases and losses on securities transactions offset by fees earned, commissions, inventory sales and profits on securities transactions. The amount payable to the primary clearing broker totals $41,082 at December 31, 2006, and relates primarily to the financing of securities. Securities held at the primary clearing broker by the Company with a market value of $66,102 collateralize the amount payable to the clearing broker and include securities owned and held at the primary clearing broker of $60,314 and securities traded but not yet contractually settled of $5,788. Interest expense incurred on this financing arrangement in 2006 was $546. The interest rate on this financing arrangement is approximately 5.8% at December 31, 2006.

(7) Related Party Transactions-

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 8.25% at December 31, 2006. The Company had no interest expense incurred under this arrangement in 2006. The Company had no amounts outstanding under this arrangement at December 31, 2006.

As permitted by the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), in order to enable the Company to complete specific underwritings, the Company also borrows from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $25,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less. The Company did not borrow under this Agreement during 2006.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. Total interest income from this arrangement was $52 in 2006. The Company had $100 due from the Parent at December 31, 2006.

The Company is the distributor and provides administration services to the North Track Funds (the "Funds"). Certain Company officers also serve as officers of the Funds. Total fees for services provided to the Funds approximated $463 in 2006 and are included in investment management and advisory fees and commission income in the Statement of Income. In its role as administrator for the Funds, the Company disburses funds which cover the operating and other expenses of the Funds for which the Company is reimbursed. Amounts due from the Funds for these disbursements were $1,461 at December 31, 2006 and are included in receivables on the Statement of Financial Condition.

The Company provides administrative support and marketing services to Ziegler Capital Management, LLC and Ziegler Financing Corporation. Total fees collected for these services were $4,102 in 2006 and are included in other income on the Statement of Income. Amounts due for these services were $529 at December 31, 2006 and are included in receivables on the Statement of Financial Condition.

The Company leased office space to EnvestnetPMC, a subsidiary of The EnvestNet Group, Inc. ("EnvestNet"). Total fees for these services were $112 in 2006. The Parent has a minority interest in EnvestNet.

The Company receives accounting, management and origination fees from partnerships sponsored by the Parent and managed by the Company. Total fees received were $1,414 in 2006. Amounts due from these partnerships for all fees at December 31, 2006 were $320 at December 31, 2006 and are included in receivables on the Statement of Financial Condition.

The Company receives fees for the referral of customers to a bank in which the Parent has a noncontrolling proprietary investment as a shareholder. The total fees received under the arrangement were $104 in 2006 and are included in other income on the Statement of Income.

The Company, in order to attract qualified investment consultants to the retail brokerage operation, has extended credit to certain investment consultant employees and former employees upon commencement of employment with the Company. The credit is in the form of notes signed by the individuals. The balance of notes receivable, net of allowances for uncollectable amounts, is $112 at December 31, 2006. The notes vary in maturity from one to five years, maturing in 2007 to 2008, and are at a market rate of interest ranging from 2.75% to 6.0%.

(8) Line of Credit-

The Company shares a bank line of credit with the Parent totaling $30,000. The Company does not guarantee nor is liable for draws made by the Parent. In accordance with normal banking practices, this line may be withdrawn at the discretion of the lender. The interest rate is the 30-day LIBOR plus 225 basis points which was 7.6% at December 31, 2006. The Company incurred no interest expense on this line of credit agreement in 2006. The Company had no amounts outstanding under this line of credit agreement on December 31, 2006. The Parent had $6,810 outstanding under this line of credit agreement on December 31, 2006.

(9) Retirement Plans-

The Company maintains a contributory profit sharing plan covering substantially all full-time employees. The plan provides for a guaranteed Company match equal to 50% of employee contributions up to 6% of defined compensation and a discretionary annual Company contribution of defined compensation for the year. The annual Company contributions are at the discretion of the board of directors. Contribution expenses were $2,753 in 2006, which were for guaranteed matching contributions and a 7% discretionary annual contribution.

(10) Income Taxes-

The income tax provision for the year ended December 31, 2006, consisted of the following:

Current federal provision	$1,856
Current state provision	469
Total current provision	2,325
Deferred federal provision	(198)
Deferred state provision	23
Total deferred provision	(175)
Total provision	$2,150

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2006 are as follows:

Deferred tax assets:	
Deferred compensation	$1,462
Accrued expenses	84
Allowance for losses	72
Total deferred tax assets	$1,618
Deferred tax liabilities:	
Deferred income	134
Fixed assets	19
Total deferred tax liabilities	153
Net deferred tax assets	$1,465

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

Statutory federal income tax rate	34%
State income taxes, net of federal tax effect	3
Tax-exempt interest income, net of related nondeductible interest expense	(5)
Nondeductible business expenses	2
Nondeductible goodwill write-down	3
Other	3
Effective income tax rate	40%

Realization of the deferred tax asset over time is dependent upon the Company generating sufficient taxable earnings in future periods. In determining that the realizability of deferred tax assets are more likely than not, the Company gave consideration to a number of factors including recent earnings history, expected future earnings, the reversal of deferred tax liabilities and tax planning strategies. Management believes it is more likely than not the Company will realize the benefits of these deferred tax assets.

(11) Net Capital Requirements-

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2006, the Company had net capital of $9,978 which was $9,728 in excess of its required minimum net capital. Such net capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(12) Commitments and Contingent Liabilities-

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. In order to mitigate the risk of holding recently underwritten debt securities, the Company attempts to obtain commitments to sell the debt securities to customers. At December 31, 2006, the Company had no outstanding commitments to purchase debt securities.

In the normal course of business, the Company serves as the remarketing agent on certain variable-rate municipal bonds that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered bonds into its own securities inventory. The Company finances the purchase of variable-rate municipal bonds through its clearing broker. See Notes 3 and 6.

The Company has entered into certain agreements where payment has been received and future performance is required. Although fees have been collected, they have not been included in the revenues of the Company. Revenue will only be recognized when performance is complete or all

risk that fees will be returned has been eliminated. The fees are included as deferred revenue in other liabilities and deferred items and total $55 at December 31, 2006.

The Company leases office space under noncancelable lease agreements which allow for annual adjustments to the minimum lease payments to reflect increases in actual operating costs. The Company also leases office equipment. Rental expense for 2006 was $4,008. Future minimum lease payments for office space and office equipment, are:

2007	$3,530
2008	1,964
2009	1,604
2010	1,036
2011	552
Thereafter	331
Total	$9,017

In the normal course of business, the Company is the subject of customer complaints and is named as a defendant in various legal actions arising from the securities and other businesses. The Company is a defendant in lawsuits incidental to its securities and other businesses. The Company has established accruals for legal fees and losses determined to be probable as a result of these customer complaints and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

The Company is a guarantor on a credit facility of the Parent. The credit facility of the Parent is with a bank and is collateralized by notes receivable from employees held by the Parent. The Company would become liable to the bank if the Parent defaults on its credit facility. The Parent is in compliance with all requirements of the credit agreement at December 31, 2006. The balance due the bank by the Parent on the credit facility is $1,597 at December 31, 2006.

SCHEDULE I

B. C. Ziegler and Company

December 31, 2006

Computation of Net Capital Under Rule 15c3-1

Total ownership equity		$32,319,066
Deductions and/or charges:		
Non-allowable assets:		
Receivables from noncustomers	$ 4,481,333	
Securities not readily marketable	4,298,105	
Investment in and receivables from affiliates	152,982	
Furniture, fixtures, and equipment	3,112,027	
Deferred income taxes	1,465,000	
Prepaid expenses and other assets	1,984,845	
Total non-allowable assets	$15,494,292	(15,494,292)
Other deductions and/or charges		
Presumed marketability test - municipal securities	417,079	
Bank guarantee - Parent	1,596,921	
Total other deductions and/or charges	2,014,000	
Net capital before haircuts on securities positions		14,810,774
Haircuts:		
Open contractual commitments	-	
Trading & investment securities:		
Debt securities	2,697,371	
Other securities	1,362,664	
Undue concentration	772,687	
Total haircuts	$ 4,832,722	(4,832,722)
Net capital		9,978,052
Net capital requirement		250,000
Excess net capital		$ 9,728,052

Statement Regarding Rule 17-a5(d)(4) of the Securities and Exchange Commission

There are no material differences between this Computation of Net Capital under Rule 15c3-1 and the computation included in the Company's corresponding February 14, 2007, unaudited Form X-17-A-5 Part II filing, as amended, as of December 31, 2006.

SCHEDULE II

B. C. Ziegler and Company

December 31, 2006

Information Relating to Possession and Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 under exemption (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Grant Thornton

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors
B.C. Ziegler and Company

In planning and performing our audit of the financial statements of B.C. Ziegler and Company (the "Company"), a wholly-owned subsidiary of The Ziegler Companies, Inc. for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 23, 2007

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